Exhibit 99.3

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE THIRD QUARTER AND FIRST NINE MONTHS 2022

October 30, 2022

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation results excl. special items	page 9
Outlook 2022	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended September 30,				Nine months ended September 30,
in € million, except share data, unaudited	2022	2021	Change	Change at cc	2022	2021	Change	Change at cc
Health Care Services	4,082	3,530	15.7%	2.4%	11,471	10,255	11.9%	1.9%
Health Care Products	1,014	911	11.2%	4.3%	2,930	2,717	7.9%	2.9%
Total revenue	5,096	4,441	14.7%	2.8%	14,401	12,972	11.0%	2.1%

Costs of revenue	3,737	3,174	17.8%	5.4%	10,438	9,214	13.3%	4.0%
Gross profit	1,359	1,267	7.2%	-3.7%	3,963	3,758	5.5%	-2.6%
Selling, general and administrative	990	731	35.3%	21.7%	2,830	2,273	24.5%	15.2%
Research and development	61	52	17.4%	10.0%	167	153	8.9%	3.4%
Income from equity method investees	(17)	(21)	-17.1%	-17.7%	(47)	(71)	-33.6%	-33.8%
Remeasurement Gain From InterWell Health	(147)	—			(147)	—
Operating income	472	505	-6.5%	-16.5%	1,160	1,403	-17.3%	-24.4%
Operating income excl. special items [1]	470	513	-8.5%	-17.6%	1,322	1,423	-7.1%	-14.4%

Interest income	(16)	(16)	3.0%	-15.6%	(43)	(45)	-4.2%	-5.8%
Interest expense	92	84	10.1%	-3.6%	260	259	0.6%	-7.1%
Interest expense, net	76	68	11.8%	-0.8%	217	214	1.6%	-7.4%
Income before taxes	396	437	-9.4%	-19.0%	943	1,189	-20.7%	-27.5%
Income tax expense	112	105	6.9%	-3.7%	242	274	-11.8%	-18.9%
Net income	284	332	-14.6%	-23.8%	701	915	-23.4%	-30.0%
Net income attributable to noncontrolling interests	54	59	-9.2%	-22.5%	166	174	-4.9%	-15.3%
Net income attributable to shareholders of FMC AG & Co. KGaA	230	273	-15.7%	-24.1%	535	741	-27.8%	-33.5%
Net income attributable to shareholders of FMC AG & Co. KGaA excl. special items [1]	231	280	-17.2%	-24.6%	660	756	-12.6%	-18.5%

Operating income	472	505	-6.5%	-16.5%	1,160	1,403	-17.3%	-24.4%
Depreciation, amortization and impairment loss	502	402	24.6%	11.3%	1,344	1,187	13.2%	3.9%
EBITDA	974	907	7.3%	-4.2%	2,504	2,590	-3.3%	-11.5%

Weighted average number of shares	293,413,449	292,986,093			293,190,145	292,926,425

Basic earnings per share	€0.78	€0.93	-15.9%	-24.2%	€1.82	€2.53	-27.9%	-33.6%
Basic earnings per ADS	€0.39	€0.47	-15.9%	-24.2%	€0.91	€1.26	-27.9%	-33.6%

In percent of revenue
Operating income margin	9.3%	11.4%			8.1%	10.8%
Operating income margin excl. special items [1]	9.2%	11.6%			9.2%	11.0%
EBITDA margin	19.1%	20.4%			17.4%	20.0%

1 For a reconciliation of special items, please refer to the table on page 9.

Statement of earnings	page 2 of 10	October 30, 2022

Segment information

	Three months ended September 30,				Nine months ended September 30,
unaudited	2022	2021	Change	Change at cc	2022	2021	Change	Change at cc
Total
Revenue in € million	5,096	4,441	14.7%	2.8%	14,401	12,972	11.0%	2.1%
Operating income in € million	472	505	-6.5%	-16.5%	1,160	1,403	-17.3%	-24.4%
Operating income margin	9.3%	11.4%			8.1%	10.8%
Days sales outstanding (DSO)					69	59
Employees (full-time equivalents)					122,758	123,528

North America
Revenue in € million	3,556	3,080	15.5%	-1.0%	10,021	8,931	12.2%	-0.2%
Operating income in € million	469	446	5.1%	-8.0%	1,113	1,242	-10.4%	-19.8%
Operating income margin	13.2%	14.5%			11.1%	13.9%
Days sales outstanding (DSO)					55	38

EMEA
Revenue in € million	720	671	7.3%	8.3%	2,121	2,033	4.3%	5.9%
Operating income in € million	48	79	-39.6%	-40.9%	169	232	-27.3%	-26.1%
Operating income margin	6.6%	11.7%			8.0%	11.4%
Days sales outstanding (DSO)					89	89

Asia-Pacific
Revenue in € million	565	501	12.7%	7.2%	1,588	1,458	8.9%	4.3%
Operating income in € million	85	86	-1.3%	-2.0%	255	256	-0.3%	-1.2%
Operating income margin	15.1%	17.2%			16.1%	17.5%
Days sales outstanding (DSO)					102	104

Latin America
Revenue in € million	243	178	36.4%	36.3%	633	508	24.7%	23.2%
Operating income in € million	11	4	149.7%	130.3%	16	14	16.5%	-6.5%
Operating income margin	4.5%	2.4%			2.5%	2.7%
Days sales outstanding (DSO)					116	143

Corporate
Revenue in € million	12	11	7.9%	-1.4%	38	42	-7.8%	-13.6%
Operating income in € million	(141)	(110)	27.1%	17.6%	(393)	(341)	15.4%	9.5%

cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	page 3 of 10	October 30, 2022

Balance sheet

	September 30	December 31
in € million, except for net leverage ratio, unaudited	2022	2021
Assets
Current assets	8,513	7,967
Goodwill and intangible assets	18,791	15,821
Right of use assets	4,571	4,316
Other non-current assets	6,531	6,263
Total assets	38,406	34,367

Liabilities and equity
Current liabilities	6,357	7,258
Non-current liabilities	15,314	13,130
Total equity	16,735	13,979
Total liabilities and equity	38,406	34,367

Equity/assets ratio	44%	41%

Debt and lease liabilities
Short-term debt from unrelated parties	544	1,178
Short-term debt from related parties	39	78
Current portion of long-term debt	58	668
Current portion of lease liabilities from unrelated parties	710	640
Current portion of lease liabilities from related parties	22	21
Long-term debt, less current portion	8,068	6,647
Lease liabilities from unrelated parties, less current portion	4,262	3,990
Lease liabilities from related parties, less current portion	83	98
Total debt and lease liabilities	13,786	13,320
Minus: Cash and cash equivalents	(1,114)	(1,482)
Total net debt and lease liabilities	12,672	11,838

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,004	1,219
Income tax expense	321	353
Interest income	(71)	(73)
Interest expense	355	353
Depreciation and amortization	1,693	1,586
Adjustments[1]	214	125
Annualized adjusted EBITDA	3,516	3,563

Net leverage ratio	3.6	3.3

1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2022: -€27 M; 2021: €13 M), non-cash charges, primarily related to pension expense (2022: €52 M; 2021: €49 M), impairment loss (2022: €88 M; 2021: €38 M) and special items, including costs related to the FME25 Program (2022: €106 M; 2021: €25 M), Net Gain Related to InterWell Health (2022: -€113 M), Humacyte Investment Remeasurement (2022: €79 M), Hyperinflation in Turkiye (2022: €6 M) and the Impacts Related to the War in Ukraine (2022: €23 M).

Balance sheet	page 4 of 10	October 30, 2022

Cash flow statement

	Three months ended September 30,		Nine months ended September 30,
in € million, unaudited	2022	2021	2022	2021
Operating activities
Net income	284	332	701	915
Depreciation, amortization and impairment loss	502	402	1,344	1,187
Change in working capital and other non-cash items	(128)	(42)	(477)	(282)
Net cash provided by (used in) operating activities	658	692	1,568	1,820
In percent of revenue	12.9%	15.6%	10.9%	14.0%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(160)	(194)	(495)	(588)
Proceeds from sale of property, plant and equipment	3	13	9	27
Capital expenditures, net	(157)	(181)	(486)	(561)

Free cash flow	501	511	1,082	1,259
In percent of revenue	9.8%	11.5%	7.5%	9.7%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	21	(142)	(40)	(270)
Investments in debt securities	(6)	0	(92)	(63)
Proceeds from divestitures	16	0	56	3
Proceeds from sale of debt securities	25	22	52	118
Free cash flow after investing activities	557	391	1,058	1,047

Cash flow	page 5 of 10	October 30, 2022

Revenue development

in € million, unaudited	2022	2021	Change	Change at cc	Organic growth	Same market treatment growth[1]
Three months ended September 30,
Total revenue	5,096	4,441	14.7%	2.8%	2.1%
Health Care Services	4,082	3,530	15.7%	2.4%	1.6%	-1.3%
Health Care Products	1,014	911	11.2%	4.3%	4.3%

North America	3,556	3,080	15.5%	-1.0%	-1.9%
Health Care Services	3,269	2,810	16.3%	-0.3%	-1.3%	-2.4% [2]
Health Care Products	287	270	6.4%	-9.0%	-9.0%

EMEA	720	671	7.3%	8.3%	8.2%
Health Care Services	377	346	8.7%	8.5%	8.4%	0.5%
Health Care Products	343	325	5.8%	8.1%	8.0%

Asia-Pacific	565	501	12.7%	7.2%	7.0%
Health Care Services	256	239	7.2%	4.9%	4.6%	2.5%
Health Care Products	309	262	17.8%	9.2%	9.2%

Latin America	243	178	36.4%	36.3%	37.1%
Health Care Services	173	126	37.1%	41.6%	42.8%	-0.7%
Health Care Products	70	52	34.6%	23.4%	23.4%

Corporate	12	11	7.9%	-1.4%
Health Care Services	7	9	-6.2%	-18.9%
Health Care Products	5	2	41.3%	40.0%

Nine months ended September 30,
Total revenue	14,401	12,972	11.0%	2.1%	1.3%
Health Care Services	11,471	10,255	11.9%	1.9%	0.9%	-1.4%
Health Care Products	2,930	2,717	7.9%	2.9%	2.9%

North America	10,021	8,931	12.2%	-0.2%	-1.3%
Health Care Services	9,184	8,148	12.7%	0.2%	-0.9%	-2.3% [2]
Health Care Products	837	783	6.8%	-5.0%	-5.0%

EMEA	2,121	2,033	4.3%	5.9%	5.6%
Health Care Services	1,083	1,020	6.2%	6.7%	6.2%	-0.1%
Health Care Products	1,038	1,013	2.4%	5.0%	4.9%

Asia-Pacific	1,588	1,458	8.9%	4.3%	4.1%
Health Care Services	730	694	5.1%	3.3%	2.8%	2.2%
Health Care Products	858	764	12.4%	5.3%	5.3%

Latin America	633	508	24.7%	23.2%	23.7%
Health Care Services	452	364	24.1%	25.8%	26.6%	-1.4%
Health Care Products	181	144	26.3%	16.5%	16.5%

Corporate	38	42	-7.8%	-13.6%
Health Care Services	22	29	-21.5%	-29.6%
Health Care Products	16	13	24.6%	24.1%

1 Same market treatment growth = organic growth less price effects

2 U.S. (excl. Mexico), same market treatment growth North America: -2.5% for the three months and -2.3% for the nine months ended September 30, 2022.

Revenue development	page 6 of 10	October 30, 2022

Key metrics Dialysis Care Services

	Nine months ended September 30, 2022
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	4,153	0%	35	344,593	0%	39,152,144	-1%
North America	2,699	1%	20	208,275	-1%	23,816,538	-1%
EMEA	814	0%	5	66,293	1%	7,428,380	1%
Asia-Pacific	397	-2%	8	33,800	1%	3,613,229	1%
Latin America	243	-1%	2	36,225	-1%	4,293,997	-3%

Key metrics	page 7 of 10	October 30, 2022

Quality data[1]
	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021
Kt/V ≥ 1.2	98	97	93	93	93	94	95	94
Hemoglobin = 10-12 g/dl	71	71	81	81	48	48	52	51
Calcium = 8.4-10.2 mg/dl	84	83	81	80	78	74	72	70
Albumin ≥ 3.5 g/dl	85	81	89	89	92	90	89	88
Phosphate ≤ 5.5 mg/dl	59	57	78	78	81	76	69	67
Patients without catheter
(after 90 days)	76	78	76	77	77	78	79	80

in days
Days in hospital per patient year
(global basis)	10.7	11.3	(Q3 2021)

1 Definitions cf. Annual Report 2021, Section "Non-Financial Group Report"

Quality data	page 8 of 10	October 30, 2022

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlook

											Results excl. special items
in € million, except share data, unaudited	Results 2022	FME25 Program	Net Gain Related to InterWell Health[1]	Humacyte Investment Remeasurement	Ukraine War[2]	Hyperinflation in Turkiye	Results 2022 excl. special items	Results 2021	FME25 program	Results 2021 excl. special items	Change	Change at cc
Three months ended September 30,
Total revenue	5,096						5,096	4,441		4,441	14.7%	2.8%

EBITDA	974	52	(113)	1	0	0	914	907	9	916	-0.3%	-10.6%

Total operating income	472	53	(56)	1	0	0	470	505	8	513	-8.5%	-17.6%
North America	469	16	(56)	1	—	—	430	446	3	449	-4.3%	-16.7%
EMEA	48	9	—	—	0	1	58	79	—	79	-26.8%	-25.1%
Asia-Pacific	85	0	—	—	—	—	85	86	—	86	-1.3%	-2.0%
Latin America	11	3	—	—	—	—	14	4	—	4	219.3%	191.6%
Corporate	(141)	25	—	—	—	(1)	(117)	(110)	5	(105)	10.8%	2.2%

Interest expense, net	76						76	68		68	11.8%	-0.8%

Income tax expense	112	15	(18)	0	0	—	109	105	1	106	1.8%	-7.6%

Net income attributable to noncontrolling interests	54						54	59		59	-9.2%	-22.5%

Net income[3]	230	38	(38)	1	0	0	231	273	7	280	-17.2%	-24.6%

Basic earnings per share	€0.78	€0.13	€(0.13)	€0.01	€0.00	€0.00	€0.79	€0.93	€0.02	€0.95	-17.3%	-24.7%

Nine months ended September 30,
Total revenue	14,401						14,401	12,972		12,972	11.0%	2.1%

EBITDA	2,504	101	(113)	79	23	6	2,600	2,590	20	2,610	-0.4%	-8.3%

Total operating income	1,160	109	(56)	79	24	6	1,322	1,403	20	1,423	-7.1%	-14.4%
North America	1,113	36	(56)	79	—	—	1,172	1,242	6	1,248	-6.1%	-16.0%
EMEA	169	14	—	—	24	7	214	232	—	232	-7.9%	-4.0%
Asia-Pacific	255	0	—	—	—	—	255	256	—	256	-0.2%	-1.1%
Latin America	16	3	—	—	—	—	19	14	—	14	38.9%	13.2%
Corporate	(393)	56	—	—	—	(1)	(338)	(341)	14	(327)	3.5%	-1.8%

Interest expense, net	217						217	214		214	1.6%	-7.4%

Income tax expense	242	31	(18)	21	3	—	279	274	5	279	-0.3%	-8.0%

Net income attributable to noncontrolling interests	166						166	174		174	-4.9%	-15.3%

Net income[3]	535	78	(38)	58	21	6	660	741	15	756	-12.6%	-18.5%

Basic earnings per share	€1.82	€0.27	€(0.13)	€0.20	€0.07	€0.02	€2.25	€2.53	€0.05	€2.58	-12.7%	-18.6%

1 Remeasurement gain of the investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs.

2 Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.

3 Attributable to shareholders of FMC AG & Co. KGaA

Reconciliation results excl. special items	page 9 of 10	October 30, 2022

Outlook 2022

		Revised Outlook 2022	Previous Outlook 2022
	Results 2021	(at Constant Currency, except for ROIC)	(at Constant Currency, except for ROIC)
Revenue[1]	€17,619 M	growth: low-single-digit percentage rate	growth: low-single-digit percentage rate
Revenue growth at Constant Currency[1]		growth: low-single-digit percentage rate	growth: low-single-digit percentage rate
Operating income[1]	€1,915 M	decline: mid-teens to high-teens percentage rate	decline: around mid-teens percentage rate
Net income[1,2]	€1,018 M	decline: high-teens to mid-twenties percentage rate	decline: around high-teens percentage rate
Net income[2] growth at Constant Currency[1]		decline: high-teens to mid-twenties percentage rate	decline: around high-teens percentage rate
ROIC[1]	5.1%	around 4.0%	≥ 4.0%

1 Outlook 2022 is based on the assumptions outlined in the presentation for the third quarter and first nine months 2022 and excludes special items. Special items include further costs related to the FME25 Program, net gain related to InterWell Health, Humacyte investment remeasurement, hyperinflation in Turkiye, the impacts related to the war in Ukraine and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2021 excluding the costs related to the FME25 Program (€63 M for operating income and €49 M for net income).

2 Net income attributable to shareholders of FMC AG & Co. KGaA.

Outlook 2022	page 10 of 10	October 30, 2022